EXHIBIT 8.1

Organizational Structure

     The Company is a holding company for Nam Tai Electronic & Electrical Products Ltd., Nam Tai Group Management Ltd. and J.I.C. Group (B.V.I.) Ltd. and their subsidiaries. See Note 14 of Notes to Consolidated Financial Statements appearing in Item 18 of this Report. The chart below illustrates the organizational structure of the Company and its significant operating subsidiaries at February 28, 2002.